Exhibit 99.1

NEWS RELEASE
February 7th, 2013
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN RESUMES DRILLING AT IXTACA, ADOPTS ADVANCE NOTICE POLICY

Almaden Minerals Ltd. (“Almaden” or the “Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce that drilling has recommenced at its 100% owned Tuligtic Project in Mexico. In January 2013 Almaden announced the maiden resource on the Ixtaca Zone of the Tuligtic Project which at a 0.5 g/t AuEq cutoff included Indicated Resources of 2,019,000 AuEq ounces and Inferred Resources of 1,552,000 AuEq ounces (see Almaden news release of January 31st, 2013). The 2013 drilling program will focus on expanding the resource as well as testing other areas on the 14,000 hectare project considered by management to be highly prospective.

J.D. Poliquin, Chairman of Almaden commented, “Our focus in 2013 is expanding upon the maiden resource as well as exploring for additional Ixtaca Zones. We have been successful in expanding upon the initial discovery and believe that there is much yet to find under cover on the Tuligtic project. Since the discovery in 2010 of the Main Ixtaca Zone we have found the parallel Ixtaca North Zone, the perpendicular Northeast Extension (Chemalaco) Zone and widespread mineralisation in the volcanic units. All of these zones remain open and drilling targeted to expand the resource has commenced.”

Almaden also announces today the approval and adoption by its board of directors (the “Board of Directors”) of an advance notice policy (the “Policy”) on January 28, 2013, which Policy, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a shareholder proposal made pursuant to the provisions of the Act.

The Policy, among other things, fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Policy is effective as of the date it was adopted.  The full text of the Policy is available via SEDAR at www.sedar.com or upon request by contacting the Corporate Secretary of the Company at (604) 689 7644 or by e-mail at info@almadenminerals.com.

About the Ixtaca Property

The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the west and striking roughly north-south.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements.

About the Ixtaca Maiden Resource

The Ixtaca zone is a gold (Au) and silver (Ag) deposit with roughly equal values per tonne of each metal. The resource is presented in gold equivalent (AuEq) ounces and cut-offs calculated based on price ratios. The newly received preliminary metallurgical test results indicate non-optimised gold and silver recoveries that are roughly equivalent for each geological domain. The deposit is mostly hosted by carbonate units and crosscutting dykes (“basement rocks”) and overlying volcanic rocks. In the base case roughly 90% of the deposit’s AuEq ounces are hosted in the basement rocks, the remaining 10% in volcanic rocks. Below are highlights of the resource estimate:

•	Indicated Resource of 2,019,000 AuEq ounces using the base case 0.5 (g/t) AuEq cutoff comprised of 56.99 million tonnes grading at 1.10 g/t AuEq (0.52 g/t Au and 29.91 g/t Ag)

•	Inferred Resource of 1,552,000 AuEq ounces using the base case 0.5 g/t AuEq cutoff comprised of 41.53 million tonnes grading 1.16 g/t AuEq (0.56 g/t Au and 31.41 g/t Ag)

•
Excellent overall Au and Ag recoveries averaging 88% for Au and 82% for Ag across all geologic domains: In basement rocks average recoveries are 93% for Au and 82% for Ag (ranging from 88.6 to 96.8% for Au, and 81.8 to 87.0% for Ag); in volcanics 54.1% Au, and 61.9% Ag.

•	High gravity recoveries of Au in basement rocks averaging 55% (ranging from 48% to 59%); 15% for volcanic rocks.

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Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratio based on the three year trailing average for gold and silver, $1500/ounce gold and $29/ounce silver.

Cautionary Note concerning estimates of Indicated and Inferred Mineral Resources:

This news release uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument NI 43-101 (“NI 43 101”).  NI 43 101 is a rule developed by the Canadian Securities Administrators that establishes Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”), and mineral resource information contained herein may not be comparable to similar information disclosed by United States companies.

This news release uses the terms “indicated mineral resources” and “inferred mineral resources” to comply with reporting standards in Canada.  We advise United States investors that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them.  United States investors are cautioned not to assume that any part or all of the mineral deposits in such categories will ever be converted into mineral reserves under SEC definitions.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  Therefore, United States investors are also cautioned not to assume that all or any part of the “indicated mineral resources” or “inferred mineral resources” exist.  In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of the “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $31 MM as of January 15th, 2013) mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.